Exhibit (a)(5)(H)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.    If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice from an authorised person.

If you have sold all your shares in Denison International plc (“Denison”), please send this document and the accompanying statutory notice at once to Thomas A. Piraino, Jr., the Vice President, General Counsel and Secretary of Parker-Hannifin Corporation (the “Company”), at 6035 Parkland Boulevard, Cleveland, Ohio USA, for transmission to the purchaser or transferee.

PARKER-HANNIFIN CORPORATION

(An Ohio corporation whose address is 6035 Parkland Blvd, Cleveland OH 44124-4141)

To the holders of ordinary shares in Denison who have not validly accepted the Offer (as defined below)

Dear Sir/Madam:	17 February 2004

Tender offer by Parker-Hannifin Corporation for Denison International plc (“Denison”)

We refer to the offer document dated 19 December 2003 setting out the terms and conditions of the tender offer (“the Offer”) made by the Company to acquire the whole of the issued share capital of Denison (“the Denison Shares”). The Offer was declared unconditional in all respects as of 12 February 2003 and on 12 February 2004 the Company had accepted for payment over 90 percent of the shares of Denison to which the Offer relates. The offer expired on 12 February 2004.

We hereby confirm that your holding in Denison is being compulsorily acquired on the basis specified in the enclosed notice under the provisions of section 429 of the Companies Act 1985 and the consideration which you would otherwise have received through acceptance of the Offer will be transferred to Denison to be held on trust for you. Such consideration will be transferred to you upon prior application to Denison at any time after 30 March 2004 provided that such application is accompanied by confirmation of your postal address, the share certificate(s), certificate(s) of entitlement and/or other document(s) of title and/or a form of indemnity in respect of the Denison Shares held by you. In addition, when delivering the documents to Denison specified in the immediately preceding sentence hereof, please include the address to which the payment in respect of your holdings should be sent together with a telephone number at which you may be contacted.

Any queries regarding this matter should be directed to Thomas A. Piraino, Jr., the Vice President, General Counsel and Secretary of the Company, at 6035 Parkland Boulevard, Cleveland, Ohio USA, or at telephone number (001) (216) 896-3000.

Yours faithfully,

Donald E. Washkewicz

President, Chief Executive Officer and Director

Parker-Hannifin Corporation